Exhibit 99.1

FEBRUARY 11, 2021 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES ANNOUNCES 2020 ANNUAL RESULTS

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) has released its results for the fourth quarter and year ended December 31, 2020 (all figures in U.S. dollars).

FOURTH QUARTER HIGHLIGHTS

•	Attributable gold equivalent ounces sold[1] of 15,795 ounces (Q4 2019 — 16,113 ounces);

•	Record revenue of $29.7 million (Q4 2019 — $24.0 million);

•	Record cash flows from operating activities, excluding changes in non-cash working capital[1] of $22.5 million (Q4 2019 — $15.2 million);

•	Net income of $10.5 million (Q4 2019 — $5.3 million).

FULL YEAR HIGHLIGHTS

Despite COVID-19 related temporary suspensions, the Company had another record year in terms of revenue and cash flow. While some mines from which Sandstorm received royalty revenue or gold ounces experienced limited production and/or temporarily suspended operations, all mines have now resumed operations.

•	Attributable gold equivalent ounces sold[1] of 52,176 ounces (FY 2019 — 63,829 ounces);

•	Record revenue of $93.0 million (FY 2019 — $89.4 million);

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•	Average cash cost per attributable gold equivalent ounce of $269 resulting in record cash operating margins[1] of $1,514 per ounce (FY 2019 — $286 per ounce and $1,115 per ounce respectively);

•	Record cash flows from operating activities, excluding changes in non-cash working capital[1] of $68.3 million (FY 2019 — $60.7 million);

•	Net income of $13.8 million (FY 2019 — $16.4 million);

•
Capital: As at December 31, 2020, Sandstorm had a strong balance sheet with over $110 million in cash and over $60 million in equity and debt investments. When combined with an undrawn revolving credit facility of $225 million, strong operating cash flows, and the sale of non-core investments, Sandstorm expects to have significant capital available to propel the Company into the next phase of growth.

o
Early Warrant Exercise Program: In April 2020, the Company completed an early warrant exercise incentive program whereby 15 million outstanding and unlisted share purchase warrants were exercised at a price of $3.35 per warrant. The early warrant exercise program helped in removing an overhang of a large block of in-the-money warrants and provided $50.3 million in gross proceeds.

o	Monetization of non-core assets: The Company received over $56 million in cash from the sale and redemption of a portion of the Company’s equity and debt investments.

o
ATM Program: In May 2020, Sandstorm established an at-the-market program that allows the Company to issue up to $140 million worth of common shares from treasury to the public from time to time. To date, the Company has not utilized or sold any shares under the program.

o	Normal Course Issuer Bid: Under Sandstorm’s normal course issuer bid, the Company purchased and cancelled approximately 4.6 million common shares in 2020 for total consideration of $23.5 million.

•	Other highlights:

o	In February 2020, the Company began trading its common shares on the New York Stock Exchange.

o
Sandstorm has been recognized in this year’s TSX30 ranking as one of the top 30 performers on the Toronto Stock Exchange. The TSX30 program is a sector-agnostic ranking of the top 30 performing companies on the TSX over a three-year period, based on dividend-adjusted share price appreciation.

OUTLOOK

Based on the Company’s existing royalties, attributable gold equivalent ounces sold for 2021 is forecast to be between 52,000 and 62,000 ounces. The Company is forecasting attributable gold equivalent production of 125,000 ounces in 2024.

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FINANCIAL RESULTS

During 2020, the Company realized record annual revenue of $93.0 million compared with $89.4 million for the comparable period in 2019. The increase is largely attributable to a 27% increase in the average realized selling price of gold, partially offset by an 18% decrease in attributable gold equivalent ounces sold.

The decrease in attributable gold equivalent ounces sold was partly related to COVID-19 as some of the mines from which Sandstorm receives royalty revenue or commodities experienced delays in mine production and/or temporarily suspended operations. Although this impacted Sandstorm’s attributable gold equivalent ounces sold, all mines that were temporarily suspended have now resumed operations.

Sandstorm realized record cash flow from operating activities during 2020 despite lower net income when compared to 2019. Lower net income was due to factors such as a $5.6 million decrease in the gains recognized on the revaluation of investments and an increase of $6.2 million in non-cash impairment charges primarily related to the Company’s Diavik royalty. The year over year decline in net income was partially offset by a decrease in the cost of sales and a decrease in depletion expense, partly due to a decrease in attributable gold equivalent ounces sold.

STREAMS & ROYALTIES

Of the gold equivalent ounces sold by Sandstorm during the fourth quarter of 2020, approximately 15% were attributable to mines located in Canada, 18% from the rest of North America, 48% from South America, and 19% from other countries.

	THREE MONTHS ENDED Dec 31, 2020		Year ended Dec 31, 2020
	Revenue (in millions)	Gold Equivalent Ounces	Revenue (in millions)	Gold Equivalent Ounces
Canada	$4.5	2,391	$13.4	7,540
North America excl. Canada	$5.4	2,849	$18.5	10,250
South America	$14.2	7,568	$42.3	23,879
Other	$5.6	2,987	$18.8	10,507
Total	$29.7	15,795	$93.0	52,176

Canada

Streams and royalties on Canadian mines contributed 37% fewer gold equivalent ounces to Sandstorm when compared to the fourth quarter of 2019. The change is primarily due to a decrease in gold equivalent ounces sold from the Bachelor Lake mine in Québec, as the fixed deliveries under the agreement terminated during the fourth quarter of 2019 and the Company’s interest converted into a 3.9% NSR.

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North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, were relatively similar when compared to the fourth quarter in 2019. There was a decrease in gold equivalent ounces sold from the Santa Elena mine in Mexico, offset by an increase in gold equivalent ounces sold from the Relief Canyon mine in Nevada. In May 2020, Sandstorm received its first monthly gold delivery from Americas Gold and Silver Corp. under the Relief Canyon stream agreement.

South America

Operations in South America contributed 7% more gold equivalent ounces when compared to the fourth quarter of 2019. The change is primarily due to the addition of royalty revenue from the Fruta del Norte mine in Ecuador, which announced commercial production in February 2020. The increase was partially offset by a decrease in gold equivalent ounces sold from the Chapada mine in Brazil.

Other

Streams and royalties on mines in other countries contributed 25% more gold equivalent ounces sold when compared to the fourth quarter of 2019. The change is primarily due to an increase in royalty revenue from the Houndé mine in Burkina Faso, partially offset by a decrease in gold equivalent ounces sold from the Karma mine in Burkina Faso. The decrease in gold equivalent ounces sold from the Karma mine was largely driven by the timing of sales, whereby approximately 417 gold ounces were received by December 31, 2020, but were sold in the subsequent period.

WEBCAST & CONFERENCE CALL DETAILS

A conference call will be held on Friday, February 12, 2021 starting at 8:30am PST to further discuss the fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 343-761-2522
North American Toll-Free: (+1) 833-350-1446
Conference ID: 1172766
Webcast URL:  https://bit.ly/3tf9RF8

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Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including average cash cost per attributable gold equivalent ounce, average realized gold price per attributable gold equivalent ounce, cash operating margin, and cash flows from operating activities excluding changes in non-cash working capital. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Average realized gold price per attributable gold equivalent ounce is calculated by dividing the Company’s revenue by the number of attributable gold equivalent ounces sold. The Company presents average realized gold price per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per attributable gold equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company has also used the non-IFRS measure of cash flows from operating activities excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Sandstorm has included attributable gold equivalent ounces as a performance measure in this press release which does not have any standardized meaning prescribed by IFRS. The Company’s royalty and other commodity stream revenue is converted to an attributable gold equivalent ounce basis by dividing the royalty and other commodity stream revenue for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	CAPITAL MARKETS
604 689 0234	604 628 1164

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ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 201 royalties, of which 24 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2020 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2020 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

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